

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Mr. Eyal Waldman
President and Chief Executive Officer
Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692

>   **Re: Mellanox Technologies, Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 28, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
>   **Filed November 12, 2014**
>   **Response Letter Dated November 13, 2014**
>   **File No. 1-33299**

Dear Mr. Waldman:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your response letter filed and dated November 13, 2014 included acknowledgements signed by counsel rather than the company. These acknowledgements must be provided by management of the company rather than by counsel on behalf of management. In connection with your next response, please have management provide the requested acknowledgements.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Financial Information, page 3

Note 1- The Company and Summary of Significant Accounting Policies, page 7

Revision to Prior Period Financial Statements, page 7

2.   We noted your disclosures that during the quarter ended September 30, 2014 you identified and corrected an error in your accounting for liabilities for charitable contributions. You indicated that you retrospectively revised financial information for all prior periods presented to reflect this correction. Please tell us how you plan to reflect the error corrections in the amended 2013 Form 10-K that you intend to file in the fourth quarter of 2014. Specifically address how you plan to reflect the error corrections in your selected quarterly financial disclosures required by Item 302 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Jay Webb for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief